Exscientia plc
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
April 2, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jimmy McNamara

Re:	Exscientia plc
Registration Statement on Form F-3 (File No. 333-278132)
Request for Acceleration of Effective Date Acceleration Request Requested Date: April 4, 2024 Requested Time: 4:00 p.m. Eastern Time

Mr. McNamara:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-278132) (the “Registration Statement”) to become effective on April 4, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Dayne Brown of Cooley LLP, counsel to the Registrant, at (212) 479 6712.

[Signature page follows]

Very truly yours,

Exscientia plc

By:	/s/ David Hallett
David Hallett, Ph.D.
Interim Chief Executive Officer and Director

cc: Daniel Ireland, Exscientia plc David Boles, Cooley (UK) LLP

Signature Page to Company Acceleration Request – F-3